Corbus Pharmaceuticals Holdings, Inc.

100 River Ridge Drive

Norwood, MA 02062

January 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-222447)
Filed on January 5, 2018

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Corbus Pharmaceuticals Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Standard Time, on January 17, 2018, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

January 16, 2018

Very truly yours,

CORBUS PHARMACEUTICALS
HOLDINGS, INC.

By:	/s/ Sean Moran
Name:	Sean Moran
Title:	Chief Financial Officer